Exhibit 99.1

A RECORD THIRD QUARTER
ON THE WAY TO 1 BILLION EURO ADJ. EBITDA

•	Total shipments of 2,046 units, up 68 units (+3.4%)

•	Net revenues grew to Euro 836 million, up 6.7% (+9.3% at constant currencies)

•	Adjusted EBITDA(1) of Euro 266 million, margin at 31.8% (30.4% without FX hedges(2))

•	Adjusted EBIT(1) of Euro 202 million, 220 bps margin increase to 24.2% (22.6% without FX hedges(2))

•	Adjusted net profit(1) up 24% to Euro 141 million

•	Net industrial debt(1) down to Euro 485 million from December 31, 2016

For the nine months ended				(In Euro million unless otherwise stated)	For the three months ended
September 30,					September 30,
2017	2016	Change			2017	2016	Change
6,381	6,074	307	5%	Shipments (in units)	2,046	1,978	68	3%
2,577	2,269	308	14%	Net revenues	836	783	53	7%
778	619	159	25%	EBITDA(1)	266	234	32	13%
778	629	149	23%	Adjusted EBITDA(1)	266	234	32	13%
581	439	142	32%	EBIT	202	172	30	17%
581	449	132	29%	Adjusted EBIT(1)	202	172	30	17%
401	288	113	39%	Net profit	141	113	28	24%
401	295	106	35%	Adjusted net profit(1)	141	113	28	24%
2.11	1.52	0.59	39%	Basic and diluted earnings per share (in Euro)	0.74	0.59	0.15	25%
2.11	1.56	0.55	35%	Adjusted earnings per share(1) (in Euro)	0.74	0.59	0.15	25%

Sept. 30,	Dec. 31,	Change		(Euro million)	Sept. 30,	Jun. 30,	Change
2017	2016				2017	2017
(485)	(653)	168		Net industrial debt(1)	(485)	(627)	142

2017 Outlook revised upward
The Group revised upward its 2017 outlook as follows
•    Shipments: ~ 8,400 including supercars
•    Net revenues: ~ Euro 3.4 billion (up from > Euro 3.3 billion)
•    Adjusted EBITDA: ~ Euro 1 billion (up from > Euro 950 million)
•    Net industrial debt(3): < Euro 500 million (down from ~ Euro 500 million)

1 Refer to specific note on Non-GAAP financial measures
2 Margins without FX hedges have been calculated excluding FX hedges impact from net revenues, adjusted EBIT and adjusted EBITDA, please refer to Q3 2017 results presentation for further detail
3 Including a cash distribution to the holders of common shares and excluding potential share repurchases

Maranello (Italy), November 2, 2017 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the third quarter and nine months ended September 30, 2017.
Shipments

For the nine months ended				Shipments(5)	For the three months ended
September 30,				(units)	September 30,
2017	2016	Change			2017	2016	Change
2,938	2,762	176	6%	EMEA	903	859	44	5%
2,078	1,998	80	4%	Americas	736	701	35	5%
453	496	(43)	(9)%	China, Hong Kong and Taiwan, on a combined basis	152	180	(28)	(16)%
912	818	94	11%	Rest of APAC	255	238	17	7%
6,381	6,074	307	5%	Total Shipments	2,046	1,978	68	3%

Shipments totaled     2,046 units in Q3 2017, up 68 units or +3.4% vs. prior year. This achievement was driven by a 27% increase in sales of our 12 cylinder models (V12), while the 8 cylinder models (V8) posted few units decrease mostly due to the California T phasing-out. The V12 strong performance was led by the GTC4Lusso and LaFerrari Aperta, partially offset by the F12berlinetta phasing-out as well as the F12tdf, that is finishing its limited series run. The 812 Superfast has just arrived in EMEA and already has a strong waiting list beyond 2018. V8 performance was impacted by the phase-out of the California T, mostly offset by the 488 family and the GTC4Lusso T. Deliveries of the newly presented Ferrari Portofino will start in 2018.

EMEA(5) expanded by 5.1%, with France and Italy growing at double-digit pace, while United Kingdom recorded mid-single-digit growth and Germany was in line with prior year. Americas(5) increased by 5.0% and Rest of APAC(5) was up 7.1%. China, Hong Kong and Taiwan(5), on a combined basis, posted a 15.6% decrease due to the slowdown in Hong Kong as the new dealership became fully operational in Q3 2017.

4 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; China, Hong Kong and Taiwan includes, on a combined basis: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea

Total net revenues

For the nine months ended				(Euro million)	For the three months ended
September 30,					September 30,
2017	2016	Change			2017	2016	Change
1,855	1,607	248	15%	Cars and spare parts(6)	605	537	68	13%
292	225	67	30%	Engines(7)	88	97	(9)	(10)%
370	360	10	3%	Sponsorship, commercial and brand(8)	124	125	(1)	(1)%
60	77	(17)	(23)%	Other(9)	19	24	(5)	(19)%
2,577	2,269	308	14%	Total net revenues	836	783	53	7%

Net revenues for Q3 2017 were Euro 836 million, an increase of Euro 53 million or +6.7% (+9.3% at constant currencies, mainly due to USD weakening vs. Euro) from Q3 2016. Revenues in Cars and spare parts(6) (Euro 605 million) were up 12.7% vs. prior year, supported by higher volumes and positive mix led by the 488 and the GTC4Lusso families as well as LaFerrari Aperta, along with a greater contribution from our personalization programs and pricing increases. This was partially offset by the non-registered racing car FXX K completing its limited series run in 2016. Engines(7) revenues (Euro 88 million, -9.8%) posted a slight decrease mostly due to the termination of the rental agreement with a Formula 1 racing team and slightly lower sales to Maserati due to a different production schedule. Sponsorship, commercial and brand(8) revenues (Euro 124 million, -1.3%) were almost in line with prior year mostly due to lower 2016 championship ranking compared to 2015, partially offset by higher sponsorship revenues and brand related revenues. Other(9) revenues (Euro 19 million, -18.8%) were down mainly due to the deconsolidation of the European Financial Services business since November 2016.

6 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
7 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9 Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the nine months ended				(Euro million)	For the three months ended
September 30,					September 30,
2017	2016	Change			2017	2016	Change
778	629	149	23%	Adjusted EBITDA(1)	266	234	32	13%
30.2%	27.8%	+240bps		Adjusted EBITDA margin	31.8%	30.0%	+180bps
581	449	132	29%	Adjusted EBIT(1)	202	172	30	17%
22.6%	19.8%	+280bps		Adjusted EBIT margin	24.2%	22.0%	+220bps

Q3 2017 adjusted EBIT(1) was Euro 202 million, up Euro 30 million (+17.3%) vs. prior year. This was a result of higher volumes (Euro 14 million) thanks to the GTC4Lusso and the 488 families, together with positive contribution from our personalization programs. This was partially offset by the California T and the F12berlinetta phasing-out. Mix was positively impacted (Euro 23 million) by LaFerrari Aperta as well as pricing increases, partially offset by the non-registered racing car FXX K completing its limited series run in 2016. Research and development costs and industrial costs grew Euro 8 million mainly due to higher R&D expenses to support product range and components innovation for hybrid technology. This was partially offset by lower spending in F1 activities. SG&A was slightly higher than prior year (Euro 2 million) as it was impacted by higher costs related to the 70th anniversary celebrations and the approved Long-Term Incentive plan. This was partially offset by the deconsolidation of the European Financial Services business since November 2016. FX, excluding hedges, had a negative impact (Euro 21 million) mainly due to USD, JPY and GBP depreciation. Other was in line with previous year due to the positive contribution from supporting activities, offset by lower 2016 championship ranking compared to 2015, the termination of the rental agreement with a Formula 1 racing team and the deconsolidation of the European Financial Services business since November 2016.

The tax rate was reduced to 27.6% in Q3 2017 from 29.8% in Q3 2016. This was mostly due to the combined effect of the Italian Government’s decision to reduce the nominal tax rate to 24% from 27.5% in 2017, as well as the effect of deductions related to eligible research and development costs and depreciations of fixed assets in accordance with the Italian tax legislation.

As a result of the items described above, adjusted net profit(1) for the Q3 2017 was Euro 141 million, up Euro 28 million (+24%).

Industrial free cash flow(1) for the three months ended September 30, 2017 was Euro 147 million, driven by strong adjusted EBITDA(1) of Euro 266 million. This was partially offset by net change in working capital of Euro 34 million as a result of decreases in trade payables and inventory due to seasonality in conjunction with the scheduled summer shutdown and net capex of Euro 93 million. Other was positively impacted by accruals and reserves related to deferred compensations as well as provisions partially offset by lack of contribution from advances of LaFerrari Aperta.

Net industrial debt(1) at September 30, 2017 decreased to Euro 485 million from Euro 653 million at December 31, 2016 thanks to the strong industrial free cash flow(1) generation.

2017 Outlook revised upward
The Group revised upward its 2017 outlook as follows:

•	Shipments: ~ 8,400 including supercars

•	Net revenues: ~ Euro 3.4 billion (up from > Euro 3.3 billion)

•	Adjusted EBITDA: ~ Euro 1 billion (up from > Euro 950 million)

•	Net industrial debt: < Euro 500 million (down from ~ Euro 500 million), including a cash distribution to the holders of common shares and excluding potential share repurchases

Renewal of the agreements between Scuderia Ferrari, Sebastian Vettel and Kimi Raikkonen
Scuderia Ferrari renewed its technical and racing agreements with drivers Sebastian Vettel and Kimi Raikkonen, respectively for the 2018, 2019, 2020 and 2018 racing seasons.

Scuderia Ferrari renewed its partnership with Philip Morris International
On September 4, 2017 Ferrari renewed its multi-year partnership with Philip Morris International, continuing a collaboration lasting over 40 years.

70th Anniversary Celebrations hosted in Maranello
On September 9 and 10, 2017, Ferrari hosted at the Fiorano track the pinnacle of the 70th anniversary celebrations. Among the several activities, which involved over 4,000 clients and almost 1,000 cars, an auction organized with RM Sotheby’s saw the sale of one-of-a-kind LaFerrari Aperta to benefit the charity Save the Children for Euro 8.3 million, a new record for a 21st century car.

The Ferrari Portofino: the Italian Grand Tourer par excellence
On September 7 and 8, 2017 Ferrari hosted the exclusive World Premiere in Portofino to unveil the new V8 GT Ferrari Portofino. Subsequently, on September 12, 2017 the Ferrari Portofino was presented at the Frankfurt Motor Show. Capable of unleashing 600cv, the Ferrari Portofino is the most powerful convertible to combine the advantages of a retractable hard top, a roomy boot and generous cockpit space. Shipments of the new Ferrari Portofino will commence in 2018.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 228 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2017 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products;

the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2017	2016	Change		2017	2016	Change
401	288	113	Net profit	141	113	28
155	126	29	Income tax expense	53	48	5
25	25	-	Net financial expenses	8	11	(3)
197	180	17	Amortization and depreciation	64	62	2
778	619	159	EBITDA	266	234	32

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2017	2016	Change		2017	2016	Change
778	619	159	EBITDA	266	234	32
-	10	(10)	Charges for Takata airbag inflator recalls	-	-	-
778	629	149	Adjusted EBITDA	266	234	32

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2017	2016	Change		2017	2016	Change
581	439	142	EBIT	202	172	30
-	10	(10)	Charges for Takata airbag inflator recalls	-	-	-
581	449	132	Adjusted EBIT	202	172	30

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2017	2016	Change		2017	2016	Change
401	288	113	Net profit	141	113	28
-	7	(7)	Charges for Takata airbag inflator recalls (net of tax effect)	-	-	-
401	295	106	Adjusted net profit	141	113	28

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro per common share)	For the three months ended
September 30,				September 30,
2017	2016	Change		2017	2016	Change
2.11	1.52	0.59	EPS	0.74	0.59	0.15
-	0.04	(0.04)	Charges for Takata airbag inflator recalls (net of tax effect)	-	-	-
2.11	1.56	0.55	Adjusted EPS	0.74	0.59	0.15

Basic and diluted EPS

For the nine months ended		(Euro million, unless otherwise stated)		For the three months ended
September 30,				September 30,
2017	2016	Change		2017	2016	Change
400	288	112	Net profit attributable to owners of the Company	140	113	27
188,951	188,923		Weighted average number of common shares (thousand)	188,954	188,923
2.11	1.52	0.59	Basic EPS (in Euro)	0.74	0.59	0.15
189,759	188,923		Weighted average number of common shares for diluted earnings per common share (thousand)	189,759	188,923
2.11	1.52	0.59	Diluted EPS (in Euro)	0.74	0.59	0.15

Net Industrial Debt: defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Sept. 30	Jun. 30,	Mar. 31,	Dec. 31,
	2017	2017	2017	2016
Net Industrial debt	(485)	(627)	(578)	(653)
Funded portion of the self-liquidating financial receivables portfolio	694	705	723	737
Net debt	(1,179)	(1,332)	(1,301)	(1,390)
Cash and cash equivalents	619	423	569	458
Gross debt	(1,798)	(1,755)	(1,870)	(1,848)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the in the self-liquidating financial receivables portfolio.

For the nine months ended		(Euro million)	For the three months ended
September 30,			September 30,
2017	2016		2017	2016
515	566	Cash flow from operating activities	227	250
(247)	(232)	Cash flows used in investing activities(10)	(93)	(75)
268	334	Free Cash Flow	134	175
47	17	Change in the self-liquidating financial receivables portfolio	13	3
315	351	Free Cash Flow from Industrial Activities	147	178

10 Cash flow used in investing activities for the nine months ended September 30, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million

On November 2, 2017, at 4 p.m. CET, management will hold a conference call to present the Q3 2017 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977